UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2022

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Decision on Stock Option Grant

1.	Structure

A.	Recipients

Name	Position	Number of shares issuable
		Type of shares	Number of shares
Ryu, Young Sang	Representative Director	Registered common shares	295,275
Kang, Jong Ryeol	Head of ICT Infrastructure Center	Registered common shares	21,743
Lee, HyunA	Head of AI&CO	Registered common shares	12,884
Cho, Dong Hwan	Head of Cloud Technology	Registered common shares	8,697
Han, Myung Jin	Head of Corporate Strategy	Registered common shares	11,274
Ha, Hyung Il	Head of Corporate Development	Registered common shares	10,737
Ha, Seong Ho	Head of Corporate Relations	Registered common shares	9,341
Im, Bong Ho	Head of Mobile CO	Registered common shares	8,858
Kim, Jin Won	Head of Corporate Planning	Registered common shares	10,629
Park, Yong Joo	Head of ESG	Registered common shares	10,334
Kim, Hee Seop	Head of Communication	Registered common shares	7,086
Ahn, Jung Hwan	Head of Corporate Culture	Registered common shares	8,858
Total:		Registered common shares	415,716

B.	Share Type : Common Share (treasury shares), cash settlement

C.	Grant Date: March 25, 2022

D.	Total Number of Shares Granted Hereby: 415,716 shares

E.	Cumulative Number of Shares Granted Including Shares Granted Hereby: 1,036,527 shares

F.	Exercise period:

a.	Ryu, Young Sang: March 26, 2025 – March 25, 2029

b.	Other Recipients: March 26, 2024 – March 25, 2027

G.	Valuation Method and Major Assumptions:

a.	Ryu, Young Sang:

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Exercise Period	Number of Shares Exercisable	Fair Value (Won)	Volatility	Risk-Free Rate of Return	Dividend Yield	Valuation Method
March 26, 2025 – March 25, 2029	295,275	11,772	24.20%	2.80%	3.40%	Binomial options pricing model

b.	Other Recipients:

Exercise Period	Number of Shares Exercisable	Fair Value (Won)	Volatility	Risk-Free Rate of Return	Dividend Yield	Valuation Method
March 26, 2024 – March 25, 2027	120,441	10,435	24.20%	2.68%	3.40%	Binomial options pricing model

H.	Exercise price:

a.

Ryu, Young Sang: Won 56,860 (This price was calculated as the arithmetic mean of volume weighted average closing prices from the following periods prior to the grant date: two months, one month, one week.)

b.

Other Recipients: Won 56,860 (This price was calculated as the arithmetic mean of volume weighted average closing prices from the following periods prior to the grant date: two months, one month, one week.)

2.	Overview of Conditions

•	The stock options granted as described above will be cancelled if the recipient does not remain employed by the Company for at least two years from the grant date.

•	If the exercise price of the stock options is lower than the market price of common shares at the time of exercise, cash settlement of the difference is possible.

•

The exercise price and the number of stock options may be adjusted pursuant to the relevant stock option grant agreement or by resolution of the Board in the event of a change in the stock value due to the reasons of any capital increase, stock dividend, capital transfer of reserves, stock split, merger or spin-off after the grant date.

•	Other terms of the grant of stock options shall be governed by applicable law, the Company’s articles of incorporation and the stock option grant agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Hee Jun Chung
(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: March 25, 2022

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